UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2019

Commission File Number: 001-38607

ENDAVA PLC
(Translation of registrant’s name into English)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Proposed Public Offering of ADSs by Existing Shareholders
On April 15, 2019, Endava plc (“Endava”), announced the launch of a proposed underwritten public offering of 5,000,000 American Depositary Shares (“ADSs”), each representing one Class A ordinary share of Endava, all of which are being offering by existing shareholders of Endava. Such selling shareholders are also expected to grant the underwriters a 30-day option to purchase up to an additional 750,000 ADSs. Endava will not receive any of the proceeds from the offering. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering.
This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities.
Appointment of Executive Officer
On April 12, 2019 the Board of Directors of Endava ratified and approved the appointment of Rohit Bhoothalingam, age 46, as its General Counsel. Prior to joining Endava, Mr. Bhoothalingam served as the Associate General Counsel for VEON, a Nasdaq and Euronext-listed digital and telecommunications company from October 2016 until August 2018. From December 2008 to November 2014, Mr. Bhoothalingam was the Group General Counsel at London Mining Plc, a global mining company, and from December 2014 to July 2016, he served as Consulting General Counsel at London Mining Plc. Mr. Bhoothalingam studied law at Cambridge University and holds a Masters in Law from Georgetown University Law Center.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: April 15, 2019	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer